Leonard W. Burningham
                              Lawyer
                   Hermes Building * Suite 205
                        455 East 500 South
                 Salt Lake City, Utah 84111-3323
                     Telephone (801) 363-7411
                        Fax (801) 355-7126
                    e-mail lwb@burninglaw.com


June 30, 2005

Securities and Exchange Commission
455 East Fifth Street N.W.
Washington, D.C. 20549


Re: Amended 10KSB for Gold Standard, Inc., a Utah corporation for the year ended October 31, 2004

Dear Ladies and Gentlemen:

          This letter is to explain the revisions to the Annual Report on Form 10KSB/A-2 for the above referenced Company.

          1) All of the heading in the financial statements now include the wording "An Exploration Stage Company."

          2) The Report of Independent Registered Public Accounting Firm now indicates the name of the firm.

          3) The Balance Sheet has now two accumulated deficit numbers, one for the period November 1, 1996 through October 31, 2004, and for the period prior to November 1, 1996.

          4) The Statement of Operations and Statement of Cash Flows now include a cumulative column for the period from November 1, 1996 through October 31, 2004.

          5) Note 1. We removed the paragraph referring to Investment in Mining Activities and replaced it with a paragraph entitled "Exploration Stage Company."

          6)   We have inserted a new Controls and Procedures section.

          7)   We have inserted page numbers.

     These are the changes that have been made to the Annual Report on Form 10KSB/A-2 for the year ended October 31, 2004.


                              Very sincerely yours,

                         /s/Leonard W. Burningham
                              Leonard W. Burningham
LWB/sg
enclosure